Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Commtouch Completes Name Change to CYREN

McLean, VA and Tel Aviv, Israel – February 19, 2014 – Commtouch Software Ltd. (NASDAQ: CTCH), a leading provider of integrated cloud-based security solutions and software-based security technology, today announced the completion of its name change from Commtouch Software Ltd. to CYREN Ltd. On February 9, the Israel Registrar of Companies approved the new company name.

The company adopted its new name as part of its transformation into a leading provider of cloud-based information security solutions that are specially designed to be deployed or private labeled by customers and partners alike. On January 30, CYREN announced the release of the CYREN WebSecurity, the company’s first service launching through its robust cloud infrastructure. Delivering the low cost and high utility of cloud-based applications, CYREN WebSecurity addresses the explosive growth in the Security as a Service (SecSaaS) market that is fueled by BYOD trends and an increasingly mobile workforce.

CYREN will continue to trade under the symbol CTCH on both NASDAQ and the Tel Aviv Stock Exchange (TASE) until its new trading symbol is approved, which the company expects will occur later this month. The new trading symbol for both financial markets and CUSIP (Committee of Uniform Security Identification Procedures) number will be announced in a separate press release.

About CYREN
CYREN provides the world’s largest service providers and software vendors with the Internet security solutions they need to protect billions of people and transactions. Designed specifically to be easily deployed or private labeled by partners, CYREN’s Web, Email and Anti-Malware products provide relentless protection on any device. CYREN’s proactive analytics and cloud-based malware detection capabilities equip its partners with security solutions that stand out as clear differentiators in the ever-evolving industry. Visit CYREN’s GlobalView Security Center or go to www.CYREN.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenWeb

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the press release; we assume no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact:	Israel Investor Relations Contact:
Brian Briggs, Chief Financial Officer	Iris Lubitch
CYREN	EffectiveIR
703.760.3444	+972.54.252.8007
brian.briggs@CYREN.com	Iris@EffectiveIR.co.il

U.S. Investor Contact:	CYREN Media Contact:
Monica Gould	Matthew Zintel
The Blueshirt Group	Zintel Public Relations
212.871.3927	281.444.1590
monica@blueshirtgroup.com	matthew.zintel@zintelpr.com